FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2007

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:	SYNGENTA AG
Press Release:	“Third Quarter Trading Statement 2007”

Filed herewith is a press releases related to Syngenta AG. The full text of the press releases follows:

# # #

Item 1

Syngenta International AG
Media Office
CH-4002 Basel
Switzerland
Telephone:	+41 61 323 23 23
Fax:	+41 61 323 24 24
www.syngenta.com

Media release

Third Quarter Trading Statement 2007

Basel, Switzerland, 18 October 2007

Third quarter sales increased by 21% to $1.7 billion; at constant exchange rates (CER) sales were 17% higher. For the first nine months sales rose 9% (CER) to $7.4 billion.

In Crop Protection, third quarter sales rose 16% (CER) with growth across all regions. The main impetus came from Latin America where the strength of the portfolio was fully exploited in a strong market, notably Brazil and Argentina.  In Europe, exceptional disease pressure in fruit and vegetables contributed to increased fungicide sales in major markets.  Double digit growth in NAFTA reflected a strong US performance, particularly in herbicides.  In Asia Pacific, continued progress in China, India and the emerging markets of South East Asia more than offset lower sales in Japan.  For the first nine months, sales of new products rose 19% to $949 million led by AXIAL®, ACTARA®, CRUISER® and CALLISTO®.

Seeds sales rose 23% (CER) in the quarter driven largely by growth in Corn & Soybean in Latin America.  Vegetables continued to deliver good growth with further expansion in Europe and emerging markets. The performance in Flowers reflected the consolidation of Fischer, acquired in the first half.

For the full year, continued strong performance enables the company to increase its 2007 target to high teens growth in earnings per share*.

*   Fully diluted, before restructuring, impairment, non-recurring income and share repurchase program.

Syngenta is a world-leading agribusiness committed to sustainable agriculture through innovative research and technology.  The company is a leader in crop protection, and ranks third in the high-value commercial seeds market.  Sales in 2006 were approximately $8.1 billion.  Syngenta employs some 21,000 people in over 90 countries.  Syngenta is listed on the Swiss stock exchange (SYNN) and in New York (SYT).  Further information is available at www.syngenta.com.

Media Enquiries:	Médard Schoenmaeckers (Switzerland)	+41 61 323 2323
	Sarah Hull (US)	+1 202 628 2372

Analysts/Investors:	Jonathan Seabrook	+41 61 323 7502
+1 202 737 6520
	Jennifer Gough	+41 61 323 5059
+1 202 737 6521

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefore.

Syngenta – October 18, 2007 / Page  of 1 of 3

Unaudited Nine Months Product Line and Regional Sales

Syngenta	9 Months 2007 $m	9 Months 2006 $m	Actual %	CER(1) %
Crop Protection	5739	5119	+ 12	+ 9
Seeds	1701	1541	+ 10	+ 7
Plant Science	3	1	-	-
Inter-segment elimination(2)	(44)	(51)	-	-
Third Party Sales	7399	6610	+ 12	+ 9

Crop Protection
Product line
Selective herbicides	1709	1568	+ 9	+ 6
Non-selective herbicides	711	601	+ 18	+ 15
Fungicides	1556	1346	+ 16	+ 11
Insecticides	936	854	+ 10	+ 6
Professional products	800	709	+ 13	+ 11
Others	27	41	- 34	- 35
Total	5739	5119	+ 12	+ 9
Regional
Europe, Africa and Middle East	2123	1834	+ 16	+ 8
NAFTA	1935	1882	+ 3	+ 3
Latin America	861	635	+ 36	+ 36
Asia Pacific	820	768	+ 7	+ 3
Total	5739	5119	+ 12	+ 9

Seeds
Product line
Corn & Soybean	795	745	+ 7	+ 5
Diverse Field Crops	298	278	+ 7	+ 1
Vegetables and Flowers	608	518	+ 17	+ 12
Total	1701	1541	+ 10	+ 7
Regional
Europe, Africa and Middle East	706	617	+ 14	+ 6
NAFTA	785	766	+ 3	+ 3
Latin America	112	79	+ 42	+ 42
Asia Pacific	98	79	+ 23	+ 16
Total	1701	1541	+ 10	+ 7

(1)           Growth at constant exchange rates.
(2)           Crop Protection inter-segment sales to Seeds.

Syngenta – October 18, 2007 / Page  of 2 of 3

Unaudited Third Quarter Product Line and Regional Sales

Syngenta	3rd Quarter 2007 $m	3rd Quarter 2006 $m	Actual %	CER(1) %
Crop Protection	1436	1203	+ 19	+ 16
Seeds	283	222	+ 28	+ 23
Plant Science	1	0	-	-
Inter-segment elimination(2)	(11)	(14)	-	-
Third Party Sales	1709	1411	+ 21	+ 17

Crop Protection
Product line
Selective herbicides	286	255	+ 12	+ 9
Non-selective herbicides	250	179	+ 40	+ 36
Fungicides	373	281	+ 32	+ 28
Insecticides	272	252	+ 8	+ 5
Professional products	246	219	+ 12	+ 10
Others	9	17	- 48	- 51
Total	1436	1203	+ 19	+ 16
Regional
Europe, Africa and Middle East	452	382	+ 18	+ 12
NAFTA	339	303	+ 12	+ 11
Latin America	412	308	+ 34	+ 34
Asia Pacific	233	210	+ 11	+ 4
Total	1436	1203	+ 19	+ 16

Seeds
Product line
Corn & Soybean	63	37	+ 68	+ 66
Diverse Field Crops	44	36	+ 23	+ 14
Vegetables and Flowers	176	149	+ 19	+ 14
Total	283	222	+ 28	+ 23
Regional
Europe, Africa and Middle East	129	100	+ 29	+ 20
NAFTA	63	50	+ 26	+ 26
Latin America	63	44	+ 43	+ 43
Asia Pacific	28	28	+ 3	- 4
Total	283	222	+ 28	+ 23

(1)           Growth at constant exchange rates.
(2)           Crop Protection inter-segment sales to Seeds.
Syngenta – October 18, 2007 / Page  of 3 of 3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date: October 18, 2007	By:	/s/ Daniel Michaelis

		Name:	Daniel Michaelis
		Title:	Senior Corporate Counsel

By:	/s/ Eva Catillon

	Name:	Eva Catillon
	Title:	Senior Manager Group Tax